SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 14

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.0% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 10,029,975 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P. (“CCP”), Coliseum Co-Invest Debt Fund, L.P. (“COC”) and a separate account investment advisory client (the “Separate Account”) of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 warrants received in connection with the Amended and Restated Credit Agreement, dated as of February 26, 2019, by and among Purple Innovation, LLC, CCP, the Separate Account and COC (the “Incremental Loan Warrants”), with each Incremental Loan Warrant providing the right to purchase one share of the Class A Stock per Incremental Loan Warrant at a price of $5.74 per share.

CUSIP No. 74640Y 106	13D/A	Page 3 of 14

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,270,132 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,270,132 (1)

11.	Aggregate amount beneficially owned by each reporting person 13,270,132 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 33.3% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 7,821,304 shares of Class A Stock, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 4 of 14

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,535,656 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,535,656 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,535,656 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 27.1% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 6,086,828 shares of Class A Stock, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 5 of 14

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106	13D/A	Page 6 of 14

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,734,476
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,734,476

11.	Aggregate amount beneficially owned by each reporting person 1,734,476
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 7 of 14

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.0% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 8 of 14

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.0% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 9 of 14

Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019 and Amendment No. 4 to the Initial 13D filed on November 19, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Purple Innovation, Inc. (the “Issuer”) (formerly known as Global Partner Acquisition Corp. (“GPAC”)), a Delaware corporation. The principal executive offices of the Issuer are located at 4100 N. Chapel Ridge Rd., Suite 200, Lehi, UT 84043.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a) This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

CUSIP No. 74640Y 106	13D/A	Page 10 of 14

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)

The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, COC and CCC III, which are investment limited partnerships. CC is the General Partner of CCP, COC and CCC III. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in acquiring the Class A Common Stock, par value $0.0001 per share (the “Class A Stock”) by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$688,002.00
CCC III	Working Capital	$18,211,998.00

CUSIP No. 74640Y 106	13D/A	Page 11 of 14

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 34,411,586 shares of Class A Stock outstanding as of May 19, 2020, based on information provided by the Issuer. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 27.9% of the Common Stock.

On May 19, 2020, CCP and CCC III purchased 65,524 and 1,734,476 shares of Class A Stock, respectively, at a purchase price of $10.50 per share in an underwritten secondary offering (the “Secondary Offering”) by certain selling stockholders of the Issuer as described in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(1) on May 15, 2020. These purchases are the only transactions in the securities of the Issuer by the Reporting Persons and the Separate Account in the sixty days preceding the filing of this Amendment.

The information in Item 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, COC, CCC III and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP, COC and CCC III. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 74640Y 106	13D/A	Page 12 of 14

Lock-Up Agreements

In connection with the Secondary Offering, each of CCM and Gray (each a “Coliseum Party”, and collectively, the “Coliseum Parties”) entered into a Lock-Up Agreement, dated May 14, 2020 (collectively, the “Lock-Up Agreements”), with each of BofA Securities, Inc. and Oppenheimer & Co. Inc., as representatives of the underwriters for the Secondary Offering (the “Representatives”), pursuant to which the Coliseum Parties agreed, subject to specified exceptions, that, until July 13, 2020, they will not, without the prior written consent of the Representatives:

1.

directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Stock or any securities convertible into or exercisable or exchangeable for Class A Stock, whether owned on May 14, 2020 or thereafter acquired by the Coliseum Parties or with respect to which the Coliseum Parties have or thereafter acquire the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or

2.

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Class A Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 18 hereto and incorporated herein by reference.

First Amendment to the Amended and Restated Credit Agreement

On March 27, 2020, the Issuer and Purple Innovation, LLC entered into the First Amendment to the Amended and Restated Credit Agreement (the “First Amendment”) with CCP, the Separate Account, and COC (collectively, the “Lenders”). Reference is made to the Amended and Restated Credit Agreement dated as of February 26, 2019 by and among Purple Innovation, LLC and Lenders, as amended (the “Amended and Restated Credit Agreement”).

Under the Amended and Restated Credit Agreement, Purple Innovation, LLC is allowed to defer 7% of the 12% interest quarterly and include those deferred payments in the outstanding balance. The purpose of the First Amendment is to allow Purple Innovation, LLC to defer the remaining 5% of interest for the quarterly payments due March 31 and June 30, 2020 in an effort to reduce its cash disbursements during the COVID-19 impact. Pursuant to the First Amendment, Section 1.2(a) of the Amended and Restated Credit Agreement was amended by allowing Purple Innovation, LLC to defer and capitalize the full amount of the interest payments due on March 31, 2020 and June 30, 2020.

Except as expressly amended and modified by the First Amendment, the provisions of the Amended and Restated Credit Agreement remain in full force and effect.

The foregoing summary of the First Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the First Amendment, which is filed as Exhibit 19 hereto and incorporated herein by reference.

Second Amendment to the Amended and Restated Credit Agreement

On May 15, 2020, the Issuer and Purple Innovation, LLC entered into the Second Amendment to the Amended and Restated Credit Agreement (the “Second Amendment”) with the Lenders. All defined terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended and Restated Credit Agreement.

The purpose of the Second Amendment is to amend Section 6.1(h) of the Amended and Restated Credit Agreement so that Lenders or a Coliseum Managed Account separately or together in any combination owning greater than twenty-five percent (25%) or more of the common stock of Parent will not trigger a Change of Control unless, in connection with the transaction resulting in such ownership by such Lenders or Coliseum Managed Account, there is an independent Change of Control (such as InnoHold, LLC reducing its ownership below the relevant threshold or an unrelated entity exceeding the threshold).

Except as expressly amended and modified by the Second Amendment, the provisions of the Amended and Restated Credit Agreement remain in full force and effect.

The foregoing summary of the Second Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment, which is filed as Exhibit 20 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

18	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement, dated May 14, 2020, by and among Purple Innovation, Inc., BofA Securities, Inc. and Oppenheimer & Co. Inc., as representatives of the several underwriters listed in Schedule A thereto, and the selling stockholder listed in Schedule B thereto, which is Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 15, 2020)

19	First Amendment to Amended and Restated Credit Agreement dated March 27, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2020)

20	Second Amendment to the Amended and Restated Credit Agreement dated May 15, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2020)

21*	Joint Filing Agreement, dated May 21, 2020

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 21, 2020

COLISEUM CAPITAL MANAGEMENT, LLC	COLISEUM CO-INVEST DEBT FUND, L.P.

By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar	By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact	Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC	COLISEUM CAPITAL CO-INVEST III, L.P.

By: Coliseum Capital, LLC, General Partner

By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact	By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.	ADAM GRAY

By: Coliseum Capital, LLC, General Partner
By: /s/ Chivonne Cassar
By: /s/ Chivonne Cassar	Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By: /s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact